Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Charles-Etienne LEBATARD
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Uganda: Strategic breakthrough for Total in East Africa
Paris, March 30, 2011 — Total today announces the acquisition of a one-third interest in Blocks 1, 2 and 3A in Uganda held by a subsidiary of Tullow Oil plc, for $1,467M. Located in the Lake Albert region, these three licenses cover a total area of close to 10,000 square kilometres. Exploration and appraisal work has already discovered oil resources of over one billion barrels and Total estimates that the area’s remaining exploration potential is roughly similar.
Following this acquisition, Total becomes an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being operator of one of the blocks. Subject to the decision of the Authorities, Total will be the operator of Block 1.
“It is a strategic move in line with our aim to be bolder in Exploration & Production”, comments Yves-Louis Darricarrère, President, Total Exploration & Production. “With this acquisition, we have entered a new oil province, giving us access to substantial proven resources and high-potential acreage. The size of the discoveries indicates that large-scale development may be possible. Plateau production could exceed 300,000 barrels per day, depending on the results of the future drilling program.”
Development Plan
The development plan being considered consists of installing production facilities around a principal production center in the northern area of the basin and a secondary one in the southern area. The project also includes an export pipeline to carry the oil to the Indian Ocean to access international markets. In addition, the partners will, with the Ugandan government, study and promote the construction of a domestic refinery that will allow the country to benefit directly from refined products.
“We are building on our long experience in Africa and our strong presence in East Africa. Total has been in Uganda since 1966, through its marketing operations where we hold 20% market share,” says Christophe de Margerie, Chairman and Chief Executive Officer of Total. “This new partnership is in line with Total’s strategy as an integrated oil company. We are delighted with our partnership with Tullow and CNOOC and are confident that together we will be able to successfully meet the project’s many challenges, respecting and benefiting both Uganda’s and all other stakeholders’ interests.”
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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com
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TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Charles-Etienne LEBATARD
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.